

Mail Stop 3561

November 5, 2008

Michael J. McKelvey, Ph.D.
Chief Executive Officer
eResearchTechnology, Inc.
30 South 17th Street
Philadelphia, PA 19103

> **Re:** **eResearchTechnology, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-29100**

Dear Dr. McKelvey:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why a comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Governance Matters

1.   We note that you have not provided disclosure regarding an audit committee financial expert. In future filings please provide the disclosure required by Item 407(d)(5) of Regulation S-K.

Executive Compensation

2.   You have not provided a quantitative discussion of all of the terms of the performance objectives to be achieved for some of your named executive officers

to earn their cash incentive bonuses. The discussion on pages 13 and 14 of the Schedule 14A you filed on March 11, 2008 indicates that you used targets of Revenues, Pre-Tax Income and Bookings. In future filings please disclose the specific performance targets to be achieved for your named executive officers to earn their annual incentive awards or, as soon as practicable upon receipt of this letter, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We also note your discussion regarding individual performance goals to be achieved for the named executive officers to earn their cash incentive bonuses. In future filings please provide a qualitative discussion addressing the specific individual performance objectives.

* * * * *

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Keith Schneck
Fax: (215) 565-2532